**Form SBSE-C**

OMB Approval

| OMB Number: | 3235-0696 |
| Expires: | April 30, 2022 |
| Estimated average burden hours per response: | 41 hours |

# Certifications for Registration of Security-based Swap Dealers and Major Security-based Swap Participants

# FORM SBSE-C INSTRUCTIONS

A.  **GENERAL  INSTRUCTIONS**

   1.  Each security-based swap dealer and major  security-based swap participant must file Form SBSE-C  to register as a security-based swap dealer or major security-based swap participant.

   2.  **ELECTRONIC  FILING** – The applicant must file Form SBSE-C  through the EDGAR  system, and must utilize the EDGAR Filer Manual (as defined in 17 CFR 232. 11) to file and amend Form  SBSE-C  electronically to assure the timely acceptance and processing of those filings.

   3.  All fields requiring a response must be complete  before the filing is accepted.

The  mailing  address for questions and correspondence is:

**The Securities and Exchange Commission**
**Washington, DC 20549**

## FEDERAL INFORMATION LAW AND REQUIREMENTS – SEC's Collection of Information

An agency may  not conduct or sponsor, and  a person is not required to respond to, a collection of information  unless it displays a currently valid control number. Sections 15F, 17(a) and 23(a) of the Exchange Act authorize the SEC  to collect the information  on this form from registrants. See 15 U.S.C.  §§78o, 78o-4, 78o-5, 78q and 78w . Filing of this Form is mandatory. The principal purpose of this Form is to permit the Commission  to determine  whether it is in the public interest to approve or disapprove the application for ongoing registration by the security-based swap dealer or major  security-based swap participant. The Commission maintains  a file of the information  on this Form and  will make the information  publicly available. Any member  of the public may direct to the Commission  any comments  concerning the accuracy of the burden estimate on this Form, and any suggestions for reducing this burden.  This collection of information  has been reviewed by the Office of Management  and Budget in accordance with the clearance requirements  of 44 U.S.C. §3507. The information  contained in this Form is part of a system of records subject to the Privacy Act of 1974, as amended.  The Securities and Exchange Commission  has published in the Federal Register the Privacy Act Systems of Records Notice for these records.

| FORM SBSE-C<br>Certification 1 | *Applicant* Name: _____<br><br>Date: _____     SEC Filer No: _____ | **Official Use** |
|---|---|---|

| Instructions: | This Certification 1 must be signed by a senior officer of the *applicant*. |
|---|---|

I certify that -

(1) after due inquiry, I have reasonably determined that the applicant has developed and implemented written policies and procedures reasonably designed to prevent violation of federal securities laws and the rules thereunder, and

(2) I have documented the process by which I reached such determination.

| Applicant Name: Nomura Global Financial Products Inc. | Date:<br><br>October 28, 2021 |
|---|---|
| Signature of Senior Officer:<br><br> | Name of Senior Officer: Steven Aloupis |
|  | Title of Senior Officer Co-Chief Executive Officer and Managing Director |

| FORM SBSE-C<br>Certification 2 | *Applicant* Name: _____<br>Date: _____      SEC Filer No: _____ | **Official Use** |
|---|---|---|

| Instructions: | This certification must be signed by the *applicant's* Chief Compliance Officer designated pursuant to Exchange Act Section 15F(k) or by his or her designee.<br><br>For purposes of this Form, the term *associated person* shall have the meaning as specified in Section 3(a)(70) of the Exchange Act [15 U.S.C. 78c(a)(70)]. |
|---|---|

The *applicant* certifies that it -

    (a) has performed background checks on all of its *associated persons* who are natural persons and who effect or are involved in effecting security-based swaps on its behalf, and

    (b) neither knows, nor in the exercise of reasonable care should have known, that any *associated person* who effects or is involved in effecting security-based swaps on its behalf is subject to a statutory disqualification, as described in Sections 3(a)(39)(A) through (F) of the Securities Exchange Act of 1934 (15 U.S.C. 78c(a)(39)(A) – (F)), unless otherwise specifically provided by rule, regulation or order of the Commission.

| Applicant Name: Nomura Global Financial Products Inc. | Date: October 28, 2021 |
|---|---|
| Signature of Chief Compliance Officer or Designee: | *[signature]* |
| Name of Chief Compliance Officer or Designee:<br>Faron Ross Webb | If Designee, Title of Designee: |